UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                 North American Scientific  Inc.
               -----------------------------------
                        (Name of Issuer)


                          Common Stock
             --------------------------------------
                 (Title of Class of Securities)


                            65715D100
                         --------------
                         (CUSIP Number)


                          March 3, 2000
     ------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

( )  Rule 13d-1(b)
(x)  Rule 13d-1(c)
( )  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
CUSIP No.  69900Q108

------------------------------------------------------------
1) NAME OF REPORTING PERSON           MENTOR CORPORATION
                                      (Tax ID. 41-0950791)
------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [ ]
------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION            Minnesota
------------------------------------------------------------
NUMBER OF       5)  SOLE VOTING POWER                335,000
SHARES        ----------------------------------------------
BENEFICIALLY    6)  SHARED VOTING POWER                  -0-
OWNED BY      ----------------------------------------------
EACH            7)  SOLE DISPOSITIVE POWER           335,000
REPORTING     ----------------------------------------------
PERSON WITH     8)  SHARED DISPOSITIVE POWER             -0-
------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED
   BY EACH REPORTING PERSON                          335,000
------------------------------------------------------------
10)  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES                                      [ ]
------------------------------------------------------------
11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   [4.9]%
------------------------------------------------------------
12) TYPE OF REPORTING PERSON:                             CO
------------------------------------------------------------


Item 1(a).  Name of Issuer:
----------  ---------------

          North American Scientific Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
----------  ------------------------------------------------

               20200 Sunburst Street
               Chatsworth, CA 91311


Item 2(a).  Name of Person Filing:
----------  ----------------------

               Mentor Corporation


Item 2(b).  Address of Principal Business Office:
----------  -------------------------------------
               201 Mentor Drive
               Santa Barbara, CA  93111


Item 2(c).  Citizenship:
----------  ------------

               Mentor Corporation is a Minnesota corporation.




Item 2(d).  Title of Class of Securities:
----------  -----------------------------

               Common Stock, $.01 par value per share


Item 2(e).  CUSIP Number:
----------  -------------

               65715D100

          If this statement is filed pursuant to Rule 13d-1(b) or
          13d-2(b) or (c),
Item 3.    check whether the person filing is a:
-------   -----------------------------------------
(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) [ ] Investment company registered under Section 8 of the Investment Company Act.
(e)  [ ]  An investment advisor in accordance with Rule 13d-
          1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded form the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)  [ ]  Group, in accordance with Rule 13d-1((b)1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this
box           [x].

Item 4.  Ownership.
-------  ---------
(a)  Amount Beneficially Owned:                   335,000 (F1)
(b)  Percent of Class:                                 4.9%
(c)  Number of Shares to which such person has:
     (i)  Sole power to vote or direct the vote:    335,000
     (ii) Shared power to vote or direct the vote:      ___
     (iii)Sole power to dispose or to direct
          the deposition of:                        335,000
     (iv) Shared power to dispose or to direct the
          disposition of:                               -0-
(F1) Reflects sales of shares of issuer subsequent to January 1, 2000.

Item 5.  Ownership of Five Percent or Less of a Class.
-------  ---------------------------------------------
     If this statement is being filed to report the fact that as of the date of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


         Ownership of More than Five Percent on Behalf of
Item 6.  Another Person
-------  ------------------------------------------------

                    Not Applicable.


         Identification and Classification of the
         Subsidiary Which acquired the Security Being
Item 7.  Reported on By the Parent Holding Company
-------  --------------------------------------------

                    Not Applicable.


         Identification and Classification of Members of
Item 8.  the Group.
-------  ------------------------------------------------

                          Not Applicable.


Item 9.  Notice of Dissolution of the Group.
-------  -----------------------------------

                          Not Applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 6, 2000




Mentor Corporation



By:  /S/LOREN L. MCFARLAND

Name:  Loren L. McFarland

Title:  Vice President of Finance